Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-172839
May 4, 2011
NetQin Mobile Inc.
NetQin Mobile Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.
Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. toll-free at 1-800-747-3924 (calling these numbers is not toll-free outside the United States). You may also access the company’s most recent prospectus dated May 4, 2011, which is included in Amendment No. 7 to our company’s registration statement on Form F-1, as originally filed with the SEC via EDGAR on March 15, 2011, or Amendment No. 7, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1509986/000095012311044451/h04742a7fv1za.htm
This free writing prospectus reflects the following amendments that were made in Amendment No. 7 to the registration statement on Form F-1:
I.	The following replaces the entire “Recent Developments” section on pages 68 to 71.

RECENT DEVELOPMENTS

The following table sets forth our selected unaudited condensed consolidated statements of operations information for the three months ended March 31, 2010 and March 31, 2011. We have prepared this selected unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This selected unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our financial position and operating results for the periods presented. We cannot assure you that our results for the three months ended March 31, 2011 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2011. See “Risk Factors — Risks Related to Our Business and Industry — Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.” Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

	For the Three Months Ended March 31,
	2010		2011
	(in thousands	% of	(in thousands	% of
	of dollars)	net revenues	of dollars)	net revenues

Selected information of consolidated statement of operations
Net revenues	2,435	100.0	7,622	100.0
Cost of revenues*	(821)	(33.7)	(1,503)	(19.7)

Gross profit	1,614	66.3	6,119	80.3
Operating expenses:
Selling and marketing expenses*	(884)	(36.3)	(1,453)	(19.1)
General and administrative expenses*	(624)	(25.6)	(2,124)	(27.9)
Research and development expenses*	(666)	(27.4)	(999)	(13.1)

Total operating expenses	(2,174)	(89.3)	(4,576)	(60.1)

Income/(loss) from operations	(560)	(23.0)	1,543	20.2

Income/(loss) before income taxes	(378)	(15.5)	1,717	22.5
Income tax benefit/(expense)	(2)	(0.1)	11	0.1
Share of loss from an associate	—	—	(66)	(0.8)

Net income/(loss)	(380)	(15.6)	1,662	21.8

* Share-based compensation expense included in:
Cost of revenues	5	0.2	7	0.1
Selling and marketing expenses	15	0.6	69	0.9
General and administrative expenses	363	14.9	1,249	16.4
Research and development expenses	21	0.9	115	1.5

Net revenues.  Our total net revenue increased by 216.7% from $2.4 million for the three months ended March 31, 2010 to $7.6 million for the three months ended March 31, 2011, primarily due to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased 214.3% from $2.1 million in the three months ended March 31, 2010 to $6.6 million in the three months ended March 31, 2011, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. Our net revenues from other sources increased primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties, which were launched in the fourth quarter of 2009.

Cost of revenues.  Our cost of revenue increased by 87.5% from $0.8 million for the three months ended March 31, 2010 to $1.5 million for the three months ended March 31, 2011. The increase was primarily due to (i) an increase in customer acquisition costs primarily as payments to third-party websites and handset manufacturers increased as we acquired more active user accounts through these channels; (ii) an increase in fees charged by mobile payment service providers; and (iii) an increase in staff cost, primarily in the form of salaries and benefits for employees that provide support directly related to our products and services which in turn primarily reflected the expansion of our product and service support teams.

General and administrative expenses.  Our general and administrative expenses increased by 250.0% from $0.6 million in the three months ended March 31, 2010 to $2.1 million in the three months ended March 31, 2011. The increase was primarily due to an increase in share-based compensation cost due to the grant of share options in February and March 2011.

We went from a net loss of $0.4 million , or 15.6% of revenue, for the three months ended March 31, 2010 to a net income of $1.7 million, or 21.8% of revenue, for the three months ended March 31, 2011.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	(in thousands	(in thousands	(in thousands
	of dollars)	of dollars)	of dollars)

Selected information of consolidated statements of cash flows
Net cash provided by/(used in) operating activities	(1,537)	308	1,978
Net cash provided by investing activities	1,161	(4,143)	2,107
Net cash provided by financing activities	—	11,915	2,200
Net (decrease)/increase in cash and cash equivalents	(412)	8,263	6,490
Cash and cash equivalents at the beginning of the period	1,704	9,703	17,966
Cash and cash equivalents at the end of the period	1,292	17,966	24,456

Net cash provided by operating activities amounted to $2.0 million for the three months ended March 31, 2011, primarily due to net income of $1.7 million adjusted for certain non-cash expenses consisting principally of share-based compensation and an increase in working capital. The increase in working capital was primarily attributed to an increase in accounts receivable of $0.1 million mainly from overseas mobile payment service providers which have longer credit terms, offset by an increase in deferred revenues of $0.3 million due to an increase in the number of pre-paid cards, which have longer subscription periods.

Net cash provided by investing activities amounted to $2.1 million for the three months ended March 31, 2011, primarily attributable to proceeds from $2.2 million paid to us in repayment of an advance that we made to Yidatong, offset by $0.1 million spent in purchase of property and equipment and intangible assets which was due to the expansion of our business.

Net cash provided by financing activities amounted to $2.2 million for the three months ended March 31, 2011, attributable to the proceeds from our issuance of Series C-1 convertible redeemable preferred shares.

In addition, in order to provide a more informative context for the increases in the quarter ended March 31, 2011, set forth in the following table is our selected unaudited condensed consolidated statements of operations information for the three months ended December 31, 2010 and March 31, 2011. We have prepared this selected unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This selected unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our financial position and operating results for the periods presented. Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

	For the Three Months Ended
	December 31, 2010		March 31, 2011
	(in thousands	% of	(in thousands	% of
	of dollars)	net revenues	of dollars)	net revenues

Selected consolidated statement of operations information
Net revenues	6,263	100.0	7,622	100.0
Cost of revenues*	(1,982)	(31.6)	(1,503)	(19.7)

Gross profit	4,281	68.4	6,119	80.3
Operating expenses:
Selling and marketing expenses*	(1,580)	(25.2)	(1,453)	(19.1)
General and administrative expenses*	(12,242)	(195.5)	(2,124)	(27.9)
Research and development expenses*	(908)	(14.5)	(999)	(13.1)

Total operating expenses	(14,730)	(235.2)	(4,576)	(60.1)

Income/(loss) from operations	(10,449)	(166.8)	1,543	20.2

Income/(loss) before income taxes	(10,353)	(165.3)	1,717	22.5
Income tax benefit/(expense)	(167)	(2.7)	11	0.1
Share of loss from an associate	(5)	(0.1)	(66)	(0.8)

Net income/(loss)	(10,525)	(168.1)	1,662	21.8

* Share-based compensation expense included in:
Cost of revenues	6	0.1	7	0.1
Selling and marketing expenses	55	0.9	69	0.9
General and administrative expenses	11,025	176.0	1,249	16.4
Research and development expenses	81	1.3	115	1.5

Net revenues.  Our total net revenues increased by 20.7% from $6.3 million for the three months ended December 31, 2010 to $7.6 million for the three months ended March 31, 2011, primarily due to an increase in net revenues from premium mobile Internet services and, to a lesser extent, to an increase in net revenues from other services. Net revenues from premium mobile Internet services increased 22.5% from $5.4 million in the three months ended December 31, 2010 to $6.6 million in the three months ended March 31, 2011, primarily due to the growth of our average monthly paying user accounts, which in turn reflected the growth of our registered and active user accounts and their increased use of our premium services and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our products and services at a higher subscription fee level. Our net revenues from other sources increased primarily due to an increase in net revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of revenues.  Our cost of revenue decreased by 24.2% from $2.0 million for the three months ended December 31, 2010 to $1.5 million for the three months ended March 31, 2011. The decrease was primarily due to the decrease in customer acquisition cost with our increased reliance on viral marketing channel.

General and administrative expenses.  Our general and administrative expenses decreased by 82.6% from $12.2 million in the three months ended December 31, 2010 to $2.1 million in the three months ended March 31, 2011. The decrease was primarily due to a decrease in share-based compensation cost because a significant portion of options granted in fourth quarter of 2010 was vested immediately upon grant.

We went from a net loss of $10.5 million, or 168.1% of net revenues, for the three months ended December 31, 2010 to a net income of $1.7 million, or 21.8% of net revenues, for the three months ended March 31, 2011.

The following table sets forth a summary of our consolidated balance sheets for the periods indicated:

	As of
	December 31,	March 31,
	2010	2011
	(in thousands	(in thousands
	of dollars)	of dollars)

Selected information of consolidated consolidated balance sheets
Cash and cash equivalents	17,966	24,456
Total current assets	44,611	56,953
Total Assets	48,404	60,494
Deferred revenue	2,690	3,389
Total current liabilities	5,562	10,113
Deferred tax liabilities, non-current	187	168
Total Liabilities	5,749	10,281
Series A convertible preferred shares	3,242	3,242
Series B redeemable convertible preferred shares	16,638	17,036
Series C redeemable convertible preferred shares	16,983	16,984
Series C-1 redeemable convertible preferred shares	14,115	14,115
Total shareholders’ deficit	(8,323)	(1,164)
II.	The following replaces the first paragraph and the table and footnote immediately following such paragraph in the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation” on page 83.

On June 7, 2007, our board of directors passed a resolution to adopt the 2007 Global Share Plan. The 2007 Global Share Plan provides for the granting of options to selected employees, directors, and non-employee consultants to acquire common shares of our company at an exercise price as determined by our board or the administrator appointed by the board at the time of grant. The maximum number of common shares in respect of which options may be granted under the 2007 Global Share Plan is 44,415,442. We estimated that based on the assumed initial public offering price of $10.50 per ADS, the mid-point of the range shown on the front cover of this prospectus, or $2.10 per Class A common share, the aggregate intrinsic value of our total outstanding share options as of March 31, 2011, which amounted to options to purchase 19,046,442 common shares, would be US$23.1 million. The following table sets forth the options granted under the 2007 Global Share Plan that were outstanding as of March 31, 2011.

				Weighted-Average
		Exercise	Intrinsic	Fair Value of	Fair Value of	Type of
Date of Option Grant	Options Granted	Price	Value(1)	Options	Common Shares	Valuation
		($)	($)	($)	($)

August 8, 2007	4,105,000	0.07	2.03	0.040	0.062	Retrospective
November 8, 2007	5,850,000	0.07	2.03	0.088	0.124	Retrospective
February 8, 2008	3,769,500	0.25	1.85	0.072	0.136	Retrospective
August 8, 2008	1,580,000	0.25	1.85	0.092	0.163	Retrospective
April 8, 2009	4,649,500	0.25	1.85	0.132	0.221	Retrospective
December 8, 2009	1,044,000	0.25	1.85	0.197	0.307	Retrospective
August 8, 2010	5,096,500	0.40	1.70	0.262	0.447	Retrospective
November 8, 2010	222,000	0.40	1.70	0.672	0.939	Contemporaneous
December 15, 2010	3,604,117	0.40	1.70	1.272	1.550	Contemporaneous
December 15, 2010	5,500,000	0.07	2.03	1.485	1.550	Contemporaneous
February 28, 2011	8,020,000	1.52	0.58	1.620	2.170	Contemporaneous
March 15, 2011	1,020,942	1.52	0.58	1.469	2.190	Contemporaneous
March 15, 2011	90,883	0.40	1.70	1.790	2.190	Contemporaneous

Total	44,552,442

(1)	As determined based on the difference between the exercise price of the options and the assumed initial public offering price of $10.50 per ADS, the midpoint of the estimated range of the initial public offering price, or $2.10 per Class A common share.

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